Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2024

Majuro, Marshall Islands, May 10, 2024, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2024.

GasLog Partners Dividend Declarations

On February 26, 2024, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate), a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.7253680 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three month tenor published by the Chicago Mercantile Exchange (“CME”) of 5.37774% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.53125 per preference unit (based on the fixed rate). The cash distributions were paid on March 15, 2024 to all unitholders of record as of March 8, 2024.

On March 28, 2024, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $3.37 per common unit to GasLog Ltd. (“GasLog”) that was settled during the quarter ended March 31, 2024.

On May 9, 2024, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit (based on the fixed rate), a distribution on the Series B Preference Units of $0.7302596 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 5.32954% plus 0.26161% of CAS and spread of 5.839% per annum) and a distribution on the Series C Preference Units of $0.6969096 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 5.32954% plus 0.26161% of CAS and spread of 5.317% per annum). The cash distributions are payable on June 17, 2024 to all unitholders of record as of June 10, 2024.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	March 31, 2023	March 31, 2024
Revenues	$99,069	$98,094
Profit for the period	$36,375	$49,952

Revenues were $98.1 million for the quarter ended March 31, 2024 ($99.1 million for the same period in 2023). The decrease of $1.0 million is mainly attributable to the 2023 fixtures, partially offset by the increase in available days resulting mainly from the absence of any off-hire days due to scheduled dry-dockings and repairs of our vessels in the first quarter of 2024 (compared to 44 days in the same period in 2023).

Profit was $50.0 million for the quarter ended March 31, 2024 ($36.4 million for the same period in 2023). The increase in profit of $13.6 million is mainly attributable to a decrease of $14.2 million in net financial costs due to the debt prepayment in November 2023, a decrease of $1.2 million in general and administrative expenses mainly from the absence of transaction costs incurred in the first quarter of 2023 in relation to the evaluation of the GasLog’s offer to acquire the Partnership’s outstanding common units and the $1.0 million loss from disposal of vessel in 2023, partially offset by an increase of $2.5 million in depreciation.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2023	March 31, 2024
Assets
Non-current assets
Other non-current assets	1,988	1,851
Tangible fixed assets	1,477,458	1,464,709
Right-of-use assets	126,549	116,029
Total non-current assets	1,605,995	1,582,589
Current assets
Trade and other receivables	24,444	26,682
Inventories	2,912	2,710
Due from related parties	15,295	16,909
Prepayments and other current assets	5,706	4,858
Cash and cash equivalents	11,887	8,940
Total current assets	60,244	60,099
Total assets	1,666,239	1,642,688
Partners’ equity and liabilities
Partners’ equity
Common unitholders	1,235,671	1,221,559
General partner	4,676	3,725
Preference unitholders	280,069	280,543
Total partners’ equity	1,520,416	1,505,827
Current liabilities
Trade accounts payable	9,330	5,892
Other payables and accruals	42,188	43,577
Lease liabilities—current portion	28,831	29,487
Total current liabilities	80,349	78,956
Non-current liabilities
Lease liabilities—non-current portion	65,077	57,531
Other non-current liabilities	397	374
Total non-current liabilities	65,474	57,905
Total partners’ equity and liabilities	1,666,239	1,642,688

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2023	March 31, 2024

Revenues	99,069	98,094
Voyage expenses and commissions	(1,996)	(1,857)
Vessel operating costs	(15,926)	(15,788)
Depreciation	(22,712)	(25,170)
General and administrative expenses	(5,647)	(4,390)
Loss on disposal of vessel	(1,033)	—
Impairment loss on vessel	(142)	—
Profit from operations	51,613	50,889
Financial costs	(17,353)	(1,014)
Financial income	2,282	77
Loss on derivatives	(167)	—
Total other expenses, net	(15,238)	(937)
Profit for the period	36,375	49,952